Exhibit 3.10

ARTICLES OF INCORPORATION

OF

FLEETWOOD HOMES INVESTMENT, INC.

* * * * *

ARTICLE I

That the name of the corporation is Fleetwood Homes Investment, Inc.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The name of this corporation’s initial agent for service of process in the State of California is:    C T Corporation System

ARTICLE IV

This corporation is authorized to issue only one class of shares of stock and shall be designated as Common Stock; and the total number of shares which this corporation is authorized to issue is One Thousand (1,000) and each share shall have a $1.00 par value.

ARTICLE V

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

ARTICLE VI

The corporation is authorized to indemnify its agents (as defined in Section 317 of the California General Corporation Law or any successor statute thereto) for breach of duty to the corporation and its stockholders, by bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, in excess of the indemnification expressly permitted by Section 317 of the California General Corporation Law, or any successor statute thereto, to the fullest extent such indemnification may be authorized hereby, subject to the limits on such excess indemnification set forth in Section 204 of the California General Corporation Law or any successor statute thereto.

I hereby declare that I am the person who executed the foregoing Articles of Incorporation, which execution is my act and deed.

/s/ Y. Garcia
Y. Garcia Incorporator